Exhibit 12.01
HARTFORD LIFE INSURANCE COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six months ended June
	30,	For the years ended December 31,
(In millions) (Unaudited)	2010	2009	2008	2007	2006	2005

Earnings	$(183)	$(3,548)	$(5,840)	$1,145	$1,058	$1,180
Add:
Fixed charges
Interest expense	—	—	—	—	—	—
Interest factor attributable to rentals	—	—	—	2	4	5

Total fixed charges	—	—	—	2	4	5

Interest credited to contract holders	888	2,005	1,554	1,840	1,720	1,621

Total fixed charges including interest credited to contract holders	888	2,005	1,544	1,842	1,724	1,626

Earnings, as defined	(183)	(3,548)	(5,840)	1,147	1,062	1,085

Earnings, as defined, excluding interest credited to contract holders	705	(1,543)	(4,296)	2,987	2,782	2,806

Ratios

Earnings, as defined, to total fixed charges [1]	NM	NM	NM	573.5	265.5	237.0

Earnings, as defined, excluding interest credited to contract holders, to total fixed charges including interest credited to contract holders [2]	708	(0.8)	(2.8)	1.6	1.6	1.7

Deficiency of earnings to fixed charges [3]	—	—	—	—	—	—

Deficiency of earnings, as defined, excluding interest credited to contract holders to total dividend charges including interest credited to contract holders [3]	—	—	—	—	—	—

[1]	NM: Not Meaningful

[2]	This secondary ratio is disclosed for the convenience of policyholders invested in the Company’s general account and Consumer Note holders.

[3]	Represents additional earnings that would be necessary to result in a one to one ratio of the applicable earnings to fixed charges ratio. This amount includes the after-tax charge of $311 related to the adoption of fair value accounting guidance as well as significant impairment losses and losses on the GMIB and GMAB reinsurance derivatives during 2008.

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